SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

				   (Amendment #1)

                  Catellus Development Corporation
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
             -------------------------------------------
                  (Title of Class and Securities)


                             149111106
             --------------------------------------------
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119

                           (901) 761-2474

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         September 28, 1999
                   ----------------------------
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Sections
240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]




CUSIP No. 149111106                                        13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    8,852,200 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED OR NO VOTING POWER
                                     (Includes Non-Discretionary)
                                   :    7,017,000 shares (Shared)
                                        2,021,400 shares (None)
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   10,857,600 shares
                                   --------------------------------
                                   :(10) SHARED OR NO DISPOSITIVE
                                           POWER
                                   :    7,017,000 shares (Shared)
                                           16,000 shares (None)
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
      17,890,600  shares
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES    X  See Item 5
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      16.9%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------


CUSIP No. 149111106                                         13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  None
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------





Item 1.  Security and Issuer

          The class of equity security to which this statement on

Schedule 13D relates is the common stock (the "Securities") of

Catellus Development Corporation, a Delaware corporation (the

"Issuer").  The Issuer has its principal executive offices located at 201 Mission Street, San Francisco, CA 94105.



Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c).  This statement is being

filed by Southeastern Asset Management, Inc. ("Southeastern"), an

investment advisor registered with the Securities & Exchange

Commission under the Investment Advisers Act of 1940, as amended.

The address of its principal office is 6410 Poplar Avenue, Suite

900; Memphis, Tennessee 38119.  Southeastern serves as an

investment advisor to various individual clients, institutions

(including qualified retirement plans), endowment funds and to

Longleaf Partners Funds Trust ("Longleaf"), a registered investment company organized as a Massachusetts business trust and having four series or portfolios.  Two of those series, Longleaf Partners

Small-Cap Fund and Longleaf Partners Realty Fund, are owners of the

Securities.  Neither Fund nor any other managed account owns as much as 5% of the Securities outstanding.



          The Securities of the Issuer reported in Item 5 herein

were acquired on behalf of and for the benefit of the various client accounts, including the two series of Longleaf Partners

Funds Trust, under discretionary authority granted Southeastern or in connection with accounts which have not granted discretionary authority but which acquired the Securities on the basis of

Southeastern's recommendation.  None of the Securities are owned by or on behalf of Southeastern or by any of its directors or

officers, or any Trustees or officers of Longleaf.  Each account holds the Securities registered to it separately, and no account has any ownership interests in the Securities held by any other account.



          This statement is also being filed by Mr. O. Mason

Hawkins, Chairman of the Board and Chief Executive Officer of

Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the

Securities as the result of his official positions or ownership of voting securities of Southeastern.  Neither Southeastern nor Mr.

Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

          (d) During the last five years, neither Southeastern,

Longleaf Partners Small-Cap Fund, Longleaf Partners Realty Fund,

nor Mr.  Hawkins has been convicted in any criminal proceeding.



          (e) During the last five years, neither Southeastern,

Longleaf Partners Small-Cap Fund, Longleaf Partners Realty Fund,

nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.



          (f) Southeastern is a corporation organized and existing

under the laws of the State of Tennessee; Longleaf Partners Funds

Trust is a Massachusetts business trust.  Mr.  Hawkins is a citizen of the United States.  The names, business addresses, and principal occupations of each director and executive officer of Southeastern and Longleaf Partners Funds Trust are set forth in Schedule I.



Item 3.  Source and Amount of Funds or Other Consideration

          Southeastern's clients used approximately $ 277,008,404

in the aggregate to purchase the Securities deemed to be

beneficially owned by Southeastern.  All assets used to purchase

Securities were assets of accounts of Southeastern's investment advisory clients, including the Longleaf Partners Funds.  None of the proceeds used to purchase the Securities were provided through borrowings of any nature.



Item 4.  Purpose of Transaction

	Southeastern has filed this Amendment #1 to its Schedule 13D as a result of a decline in beneficial ownership by its accounts since the filing of its initial 13D on November 16, 1999. This decline is a result of sale by

Southeastern of 3,164,300 shares of the Securities for certain accounts in the ordinary course of business (pursuant to rebalancing and adjusting certain client portfolios). There have been no modifications to this Schedule 13D other than changes in connection with a change in the number and percentage of

Securities owned.

          The Securities reported in this filing have been

purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared

discretionary investment and/or voting power or non-discretionary investment and/or voting power.  The Securities are reported by

Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and

Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)

of Rule 13d-3 under the Securities Exchange Act of 1934.

Beneficial ownership on the part of Southeastern and Mr.  Hawkins as members of a group or as beneficial owners is expressly

disclaimed, as permitted by Rule 13d-4.  All purchases of

Securities for both discretionary and non-discretionary accounts were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor.

Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities on behalf of certain investment advisory clients.



          Southeastern is engaged in the business of investment

management of its clients' assets and pursues an investment

philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients.  In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at

management's invitation.



          Southeastern qualifies as an institution which may elect

to file securities ownership reports required by the Securities

Exchange Act of 1934 on Schedule 13G and, as a routine matter,

Southeastern utilizes Schedule 13G for its reporting of the

ownership positions held by its investment advisory clients.  As the result of investment analysis or the occurrence of events,

Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest

possible courses of action to assist in building corporate

intrinsic value per share or to cause the Company's true economic value to be recognized.  In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.



          In this situation, Southeastern has been contacted by

several third parties interested in discussing the possibility of an acquisition of the Securities of Southeastern's clients in a transaction which could include an acquisition of all outstanding

Securities of the Issuer.  To obtain the flexibility to discuss these possible transactions with the respective third parties and with the Issuer's management, Southeastern accordingly

converted its ownership filing on Schedule 13G to a filing on

Schedule 13D on 11/16/99.  Such conversion should not be interpreted as an indication that Southeastern has changed its position with respect to being supportive of management of the Issuer or initiated these contacts.  Instead, this conversion is intended to provide

Southeastern with the flexibility to listen to and discuss these proposals with the respective third parties and with management of the Issuer, as a means of fulfilling its fiduciary duties to its clients.



          As the result of its filing on Schedule 13D, and

depending on the circumstances, Southeastern and its clients could support one or more of the transactions described in clauses (a)

through (c) and clauses (e) through (j) of Item 4 of the Schedule

13D form, which are as follows:

          (a). The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer.

          (b). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

          (c). A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

          (d). Not applicable. The filing parties have no present plans to propose any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board.

          (e). Any material change in the present capitalization or dividend policy of the issuer.

          (f). Any other material change in the issuer's business or corporate structure.

          (g). Changes in the issuer's charter, bylaws or other instruments corresponding thereto.

          (h). Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i). A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
          Section 12(g) of the Act.

          (j). Any action similar to any of those enumerated above.



Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to

which this Schedule 13D relates is 17,890,600 shares of the common stock of the Issuer, constituting approximately 16.9% of the

105,946,221 shares of Common Stock outstanding at August 7, 2000,

as reported in the Issuer's Form 10-Q for the quarter ended

June 30, 2000, as follows:



                          Common       %  of outstanding
                          Shares         Common Shares
                           Held
---------------------------------------------------------------
Voting Authority

Discretionary:           8,852,200            8.4%

Shared:                  7,017,000*           6.6%

None:                    2,021,400**          1.9%

Total                   17,890,600           16.9%

 *Consists of 3,834,500 shares owned by Longleaf Partners Small-Cap Fund, and 3,182,500 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

 **Does not include 1,104,800 shares held by three non-discretionary accounts over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.


Dispositive Authority

Discretionary:          10,857,600           10.2%

Shared:                  7,017,000*           6.6%

None:                       16,000**          0.02%

Total                   17,890,600           16.9%

 *Consists of 3,834,500 shares owned by Longleaf Partners Small-Cap Fund, and 3,182,500 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.


 **Does not include 1,104,800 shares held by three non-discretionary accounts over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

          (b) Southeastern generally has the sole power to dispose

of or to direct the disposition of the Securities held for

Discretionary accounts of its investment clients, as set forth above, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts,

for which Southeastern generally makes recommendations with respect thereto.  Shares held by the two Series of Longleaf are reported in the "shared" category.



          (c) Purchase or sale transactions in the Securities during the past sixty days are attached on Schedule II.



          (d) The private investment advisory clients of

Southeastern have the sole right to receive and, subject to notice,

to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the

Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.  No client has an interest that relates to more than 5% of the Securities.  Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities

owned by discretionary private accounts of Southeastern are

established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account.  There are no special or different agreements relating to the Securities of the Issuer.



          The written investment advisory agreements with clients

do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary"

or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".



Item 7.  Material to be Filed as an Exhibit



Schedule I.  Information with Respect to Directors and Officers of

Southeastern Asset Management, Inc. and the Trustees and Officers

of Longleaf Partners Funds.

Schedule II. Purchase and Sale Transactions in the Past Sixty Days.



                             SIGNATURES

          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2000


SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Charles D. Reaves
--------------------------
Charles D. Reaves
Vice President & General
Counsel


O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
---------------------------






                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of Catellus Development Corporation, and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on the 29th day of September, 2000.


SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/  Charles D. Reaves
--------------------------
Charles D. Reaves
Vice President & General
Counsel

O. MASON HAWKINS (Individually)

/s/ O. Mason Hawkins
---------------------------

                             SCHEDULE I

               Information with Respect to Executive
                       Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
   Directors:

        O. Mason Hawkins,      Director;  Chairman of the Board and
                                Chief Executive Officer
        G. Staley Cates        Director; President
        Frank N. Stanley, III  Director; Vice President

   Other Officers:

        James H. Barton        Vice President
        John B. Buford         Vice President
        C. T. Fitzpatrick      Vice President
        Lee B. Harper          Vice President
        Randy D. Holt          Vice President and Secretary
        Andrew R. McCarroll    Vice President and
                                 Assistant General Counsel
        E. Andrew McDermott    Vice President
        Joseph L. Ott          Vice President and Treasurer
        Charles D. Reaves      Vice President and General Counsel
        Deborah L. Sullivan    Vice President-Trading
        James E. Thompson, Jr. Vice President


SCHEDULE II

PURCHASE AND SALE TRANSACTIONS IN THE LAST 60 DAYS

		All transactions listed below were normal, open-market transactions effected for Southeastern's clients on the New York Stock Exchange. Price per share excludes commissions.

Transaction Type		Date		Quantity		Price Per Share

Sale				8/01/00	10,000		$17.38
Sale				8/08/00	42,000		$18.31
Sale				8/17/00	65,600		$18.81
Sale				8/18/00	29,900		$18.74
Sale				9/13/00	41,500		$19.07
Sale				9/14/00	112,700		$18.98
Sale				9/19/00	137,800		$18.23
Sale				9/20/00	56,000		$18.54
Sale				9/21/00	2,000			$18.62
Sale				9/22/00	8,600			$17.95
Sale				9/25/00	93,900		$17.36
Sale				9/26/00	360,000		$17.34
Sale				9/27/00	247,300		$17.08
Sale				9/28/00	81,500		$17.31


In addition, on August 15, 2000, Southeastern no longer had investment discretion with respect to 3,000 shares and on August 25, 2000, Southeastern no longer had investment discretion with respect to 4,500 shares.